NOTICE TO THE MARKET

SUZANO S.A.
Publicly Held Company with Authorized Capital
CNPJ/MF No. 16.404.287/0001-55
NIRE 29.300.016.331

São Paulo, April 02, 2026 - Suzano S.A. ("Suzano" or "Company") (B3: SUZB3 | NYSE: SUZ), in addition to the Notices of the Market released on March 09, 2026 and March 10, 2026, hereby informs its shareholders and the market, that (i) yesterday, on April 01, 2026, occurred the settlement of the fundraising carried out through the 2nd (second) issuance of financial liquidation rural product notes, book-entry, in two series (“CPR-Fs” and "Issuance of CPR-Fs") of the Company, in the total amount of R$2,500,000,000.00 (two billion and five hundred million reais), and (ii) in the present date, occurred the settlement of the fundraising carried out through the 12th (twelfth) issuance of simple debentures, not convertible into shares, of the unsecured type, in single series (“Debentures” and "Issuance of Debentures") of the Company, in the total amount of R$179,000,000.00 (one hundred and seventy-nine thousand reais), in which both the Issuance of CPR-Fs and Issuance of Debentures being subject to the automatic rite of registration of a public offering for the distribution of securities, without the need for prior analysis by the CVM, by means of the automatic distribution registration rite, under the terms of article 25, 26, item IV, paragraph (a) of CVM Resolution 160, with the following characteristics:

Issuance of CPR-Fs

•Total Amount of the Issuance: R$ 2,500,000,000.00 (two billion and five hundred million reais), being (i) R$ 1,500,000,000.00 (one billion and five hundred million reais) refers to the first series of CPR-Fs; and (ii) R$ 1,000,000,000.00 (one billion reais) refers to the second series of CPR-Fs.

•Issuance Date: March 15, 2026.

•Term and Maturity Date:

•First Series of CPR-Fs: 10 (ten) years counted from the Issuance Date, maturing, therefore, on March 15, 2036.
•Second Series of CPR-Fs: 12 (twelve) years counted from the Issuance Date, maturing, therefore, on March 15, 2038.

•Remuneration of the CPR-Fs:

•First Series of CPR-Fs: On the Updated Unit Nominal Amount of the first series of CPR-Fs shall bear fixed interest corresponding to 7.0464% per year.
•Second Series of CPR-Fs: On the Updated Unit Nominal Amount of the second series of CPR-Fs shall bear fixed interest corresponding to 6.8338% per year.

•Monetary Adjustment of the CPR-Fs: The Unit Nominal Amount or its balance, as the case may be, of the CPR-Fs will be restated by the accumulated variation of the IPCA, published monthly by the IBGE, calculated exponentially and cumulatively pro rata temporis per Business Day, from the first Payment Date of the CPR-Fs until the date of their effective payment, with the product of the restatement being incorporated into the Unit Nominal Amount or the balance of the Unit Nominal Amount of the CPR-Fs automatically.

Issuance of Debentures

•Total Amount of the Issuance: R$179,000,000.00 (one hundred and seventy-nine thousand reais).

•Issuance Date: March 15, 2026.

•Term and Maturity Date: 15 (fifteen) years counted from the Issuance Date, maturing, therefore, on March 15, 2041.

•Remuneration of the CPR-Fs: On the Updated Unit Nominal Amount of the Debentures shall bear fixed interest corresponding to 6.1759% per year.

•Monetary Adjustment of the CPR-Fs: The Unit Nominal Amount or its balance, as the case may be, of the Debentures will be restated by the accumulated variation of the IPCA, published monthly by the IBGE, calculated exponentially and cumulatively pro rata temporis per Business Day, from the first Payment Date of the Debentures until the date of their effective payment, with the product of the restatement being incorporated into the Unit Nominal Amount or the balance of the Unit Nominal Amount of the Debentures automatically.

•Debentures Characteristics: The Debentures will have the incentive provided for in article 2 of Law 12,431, considering the fact that the Project (as defined in the Debentures Deed) falls within the priority sector provided for in subparagraph (d) of item I of article 4 of Decree 11,964.

This notice to the market is for information purposes only, under the terms of the regulations in force, and does not constitute and should not be interpreted as any effort to sell the CPR-Fs and/or the Debentures.

Finally, Suzano reiterates its commitment to financial discipline and transparency with its investors.

São Paulo, April 02, 2026.

Vice-President of Finance and Investor Relations